January 18, 2006

Via Facsimile and EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 6010

Attn: Kevin L. Vaughn, Reviewing Accountant

Re: Roper Industries, Inc.
Form 10-K for the Year Ended December 31, 2004
Filed March 16, 2005
File No. 1-12273

Dear Mr. Vaughn:

        In connection with the Form 10-K for the year ended December 31, 2004, Roper Industries, Inc. is providing responses to the staff’s comments, as contained in the staff’s letter dated December 6, 2005. We have numbered our responses to correspond with the numbers assigned to the comments contained in the staff’s December 6, 2005 letter.

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

1.	Please refer to comments 1 through 7 in our letter dated September 16, 2004. In your December 31, 2004 Form 10-K, it does not appear that you have fully implemented the revisions to your discussion and analysis as indicated from your response dated September 28, 2004. Please revise your MD&A in future filings to provide a more detailed analysis of your results of operations. For example, please enhance your MD&A discussion to address the following:

o	You state that revenues improved in the Instrumentation segment due to “improved distribution.” Please revise future filings to discuss what changes were made and quantify the impact of the improved distribution on your results of operations. Tell the reader how you expect these changes to impact your results in future periods.

o	Please quantify the effect of acquisitions on your results of operations. Specifically, quantify the effects of the NTGH and R/D Tech acquisitions.

Please refer to Item 303 of Regulation S-K and the guidance provided in our interpretive release titled “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

      Response:

Although we believe that our Form 10-K for the year ended December 31, 2004, reflected the guidance set forth in the SEC’s interpretative release and addressed the staff’s prior comments, we will again review the guidance in connection with preparing our MD&A in future filings. In particular, our analysis of results of operations in our Management’s Discussion and Analysis will include quantification of effects on operations of acquisitions where material, and additional discussion where we expect operational changes will materially impact our results of operations in future periods.

Item 8 — Financial Statements and Supplementary Data

Footnote 2 — Business Acquisitions

2.	We note your acquisition of TransCore Holdings on December 13, 2004 for $608 million. We further note that as a result of this acquisition, you recorded goodwill of $383 million. Please tell us and revise future filings to disclose the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that resulted in recognition of $383 million of goodwill. Refer to paragraph 51(b) of SFAS 141.

      Response:

Roper acquired TransCore to provide a strategic growth platform for the company and to gain TransCore’s base of recurring business, technical and engineering competencies and market channels. The purchase price reflected these factors and TransCore’s historically strong margins and operating cash flows, and its future prospects and growth potential. In future filings we will add disclosure regarding the reasons for a material acquisition, including a description of the factors that contribute to a purchase price that results in the recognition of goodwill in accordance with paragraph 51(b) of SFAS 141.

Footnote 12 — Contingencies

3.	We note from the financial statements of TransCore Holdings, Inc. filed on your Form 8-K dated December 13, 2004 that as of October 31, 2004, TransCore had outstanding surety bonds of $100.2 million and letters of credit aggregating $23.5 million related to performance and payment bonds. Please revise future filings to disclose any significant contingent obligations, including any outstanding surety bonds and letters of credit.

      Response:

We disclosed all outstanding letters of credit in the December 31, 2004 Form 10-K in Footnote 9 to the Financial Statements and in the Contractual Cash Obligations and Other Commercial Commitments and Contingencies section of Management’s Discussion and Analysis. In future filings, we will make this disclosure in the Contingencies footnote as well, and include any outstanding surety bonds.

_________________

        In connection with responding to the staff’s comments, we acknowledge that:

o	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

o	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact me at (770) 495-5100 with any questions concerning this letter.

Sincerely,

/s/ Paul J. Soni

Paul J. Soni Director of Accounting

      cc: Ms. Michele Gohlke
            Mr. David Burton